Filed pursuant to Rule 433(d)
Registration Statement No. 333-131136

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus if you request it by calling toll-free 1-877-858-5407.

This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement.

The information in this free writing prospectus is preliminary and is subject to completion or change.

The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes information contained in any prior similar free writing prospectus relating to these securities.

This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The information in this free writing prospectus may be based on preliminary assumptions about the pool assets and the structure. Any such assumptions are subject to change. The information in this free writing prospectus may reflect parameters, metrics or scenarios specifically requested by you. If so, prior to the time of your commitment to purchase, you should request updated information based on any parameters, metrics or scenarios specifically required by you. This free writing prospectus is being delivered to you solely to provide you with information about the offering of the asset-backed securities referred to in this free writing prospectus and to solicit an indication of your interest in purchasing such securities, when, as and if issued. Any such indication of interest will not constitute a contractual commitment by you to purchase any of the securities. You may withdraw your indication of interest at any time.

HomeBanc Mortgage Corporation

The information set forth in this section “—HomeBanc Mortgage Corporation” below has been provided by HomeBanc Mortgage Corporation.

HomeBanc Corp. is a Georgia corporation that owns 100% of the outstanding stock of HomeBanc Mortgage Corporation (“HBMC”), a residential mortgage banking company and a Delaware corporation. HBMC and its predecessors have been in the residential mortgage loan origination business for over 20 years. HomeBanc Corp. has elected to be taxed as a real estate investment trust, or “REIT,” and is self-managed and self-advised. HBMC is a taxable REIT subsidiary that focuses its origination activities primarily on prime one-to-four family residential mortgage loans.

HBMC began operating independently in May 2000, following a leveraged buyout by its Atlanta-based management team and GTCR Golder Rauner, L.L.C. and its affiliated funds, or “GTCR.” HBMC was First Tennessee Bank National Association’s Atlanta, Georgia mortgage banking operation that operated under the name of “HomeBanc Mortgage.” Since 2001, HBMC’s first full year of operating as an independent company, originations have grown at a compounded annual rate of approximately 12%, from $4.1 billion in 2001 to $6.4 billion in 2005.

HomeBanc Corp. operates in select markets within the States of Georgia, Florida and North Carolina, and HBMC also is either licensed or exempt from licensing to make loans in Alabama, Colorado, Mississippi, South Carolina, Tennessee and Texas.

HomeBanc Corp. and HBMC’s principal executive offices are located at 2002 Summit Boulevard, Suite 100, Atlanta, Georgia 30319, and their telephone number at that address is (404) 303-4000.

HomeBanc Corp. files reports, proxy statements and other information with the Securities and Exchange Commission or “SEC,” which are available on the internet at the SEC’s website, http://www.sec.gov. You may read and copy any document that HomeBanc Corp. files with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. You may also inspect the reports and other information that HomeBanc Corp. files with the SEC at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

Securitization Program

HomeBanc Corp. and HBMC have been engaged in the securitization of assets since 2004. HomeBanc Corp. securitized approximately $1.884 billion of residential loans in 2004 and approximately $4.367 billion of residential loans in 2005. Through its affiliates, HomeBanc Corp. originated approximately $3.780 billion and $4.208 billion of residential loans in 2004 and in 2005, respectively, that were either securitized or are of the types of residential loans generally included in such securitization transactions. The following table describes size, composition and growth of HomeBanc Corp. and HBMC’s total residential mortgage loan production as of the periods ended indicated below.

	2005		2004		2003
Loan Type	Dollars (000s)	%of Loans	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans
Conforming mortgage loans	$1,453,611	22.6%	$943,144	16.8%	$1,776,509	30.0%
Nonconforming mortgage loans
1-month interest-only adjustable rate	51,973	0.8	615,976	11.0	290,673	4.9
6-month interest-only adjustable rate	99,446	1.5	1,766,093	31.4	1,974,789	33.4
3-year fixed/6-month interest-only adjustable rate	523,198	8.1	359,340	6.4	28,482	0.5
3-year fixed/1-year interest-only adjustable rate	2,955	0.0	-—	-—	-—	-—
5-year fixed/6-month interest-only adjustable rate	2,492,320	38.7	920,036	16.4	165,060	2.8
5-year fixed/1-year interest-only adjustable rate	7,060	0.1	-—	-—	-—	-—
7-year fixed/6-month interest-only adjustable rate	911,614	14.2	96,704	1.7	54,529	0.9
7-year fixed/1-year interest-only adjustable rate	10,960	0.2	-—	-—	-—	-—
10-year fixed/6-month interest-only adjustable rate	103,106	1.6	21,144	0.4	41,083	0.7
10-year fixed/1-year interest-only adjustable rate	5,653	0.1	-—	-—	-—	-—
All other nonconforming mortgage loans	173,961	2.7	200,941	3.6	886,215	15.0
Total nonconforming mortgage loans(1)	4,382,246	68.0	3,980,234	70.8	3,440,831	58.1
FHA-andVA-qualified mortgage loans	191,286	3.0	180,718	3.2	321,078	5.4
Second -lien mortgage loans	292,645	4.5	396,581	7.1	239,634	4.0
Construction-to-permanent loans	52,596	0.8	64,092	1.1	92,010	1.6
Subprime loans	67,381	1.0	56,911	1.0	44,394	0.7
Other(2)	2,330	0.0	1,554	0.0	5,578	0.1
Total(1)	6,442,095	100.0	5,623,234	100.0	5,920,034	100.0
Total adjustable-rate loans	4,681,616	72.7	4,465,628	79.4	3,295,500	55.7
Total fixed-rate loans	1,760,479	27.3	1,157,606	20.6	2,624,534	44.3
Total(1)	$6,442,095	100.0%	$5,623,234	100.0%	$5,920,034	100.0%

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(1)  Slight variations in totals are due to rounding.
(2)  The “Other” loans are comprised primarily of state and local housing finance authority loans.

Underwriting Process

Underwriting standards are applied by or on behalf of a lender to evaluate the borrower’s credit standing and repayment ability, and the value and adequacy of the mortgaged property as collateral. Most lenders offer several different underwriting programs. Some programs place more emphasis on a borrower’s credit standing and repayment ability while others emphasize the value and adequacy of the mortgaged property as collateral. The most comprehensive of the programs emphasize both.

In general, where a mortgage loan is subject to full underwriting review, a prospective borrower applying for a mortgage loan is required to fill out a detailed application designed to provide to the underwriting officer pertinent credit information. As part of the description of the borrower’s financial condition, the borrower generally is required to provide a current list of assets and liabilities and a statement of income and expenses, as well as an authorization to apply for a credit report which summarizes the borrower’s credit history with local merchants and lenders and any record of bankruptcy. In most cases, an employment verification is obtained from an independent source, typically the borrower’s employer. The verification reports the length of employment with that organization, the borrower’s current salary and whether it is expected that the borrower will continue employment in the future. If a prospective borrower is self-employed, the borrower may be required to submit copies of signed tax returns. The borrower may also be required to authorize verification of deposits at financial institutions where the borrower has demand or savings accounts.

In determining the adequacy of the mortgaged property as collateral, an appraisal may be made of each property considered for financing. The appraiser is required to inspect the property and verify that it is in good repair and that construction, if new, has been completed. The appraisal is based on the market value of comparable homes, the estimated rental income (if considered applicable by the appraiser) and the cost of replacing the home.

After all applicable employment, credit and property information is received, a determination generally is made as to whether the prospective borrower has sufficient monthly income available to meet monthly housing expenses and other financial obligations and monthly living expenses and to meet the borrower’s monthly obligations on the proposed mortgage loan (generally determined on the basis of the monthly payments due in the year of origination) and other expenses related to the mortgaged property such as property taxes and hazard insurance). The underwriting standards applied by sellers, particularly with respect to the level of loan documentation and the borrower’s income and credit history, may be varied in appropriate cases where factors as low loan-to-value ratios or other favorable credit factors exist.

In many cases, underwriting procedures are less thorough than the summary description above or differ in other ways. “Limited documentation,” “stated income documentation” and “no documentation” underwriting programs require less documentary support and fewer, or no, verification procedures for a borrower’s income and assets.

Certain of the types of mortgage loans that may be included in a trust may be recently developed and may involve additional uncertainties not present in traditional types of loans. For example, certain of the mortgage loans may provide for escalating or variable payments by the borrower. These types of mortgage loans are underwritten on the basis of a judgment that the borrowers have the ability to make the monthly payments required initially. In some instances, however, a borrower’s income may not be sufficient to permit continued loan payments as the payments increase. These types of mortgage loans may also be underwritten primarily on the basis of loan-to-value ratios or other favorable credit factors.

HBMC Underwriting Guidelines

HBMC’s underwriting guidelines are intended to facilitate the funding and ultimate sale of mortgage loans in the secondary mortgage market and funding through securitizations. The HBMC underwriting guidelines allow HBMC to evaluate an applicant’s credit standing, financial condition and repayment ability, as well as the value and adequacy of the mortgaged property as collateral for any loan that HBMC reviews. HBMC seeks to match the amount of disclosure required by applicants to appropriate loan products. As part of the loan application process, the applicant is generally required to provide information concerning his or her assets, liabilities, income and expenses, subject to certain of the provisions below, along with an authorization permitting HBMC to obtain any necessary third-party verifications, including a credit report summarizing the applicant’s credit history. However, in some cases loans are underwritten without the independent verification of the applicant’s stated income or employment in the related loan application.

In evaluating an applicant’s ability and willingness to repay the proposed loan, HBMC also reviews the applicant’s credit history and outstanding debts, as reported on the credit report that HBMC obtains. If an existing mortgage or other significant debt listed on the loan application is not adequately reported on the credit report, HBMC may request a written or oral verification of the balance and payment history of that debt from the servicer of the debt. HBMC verifies the applicant’s liquid assets for a general indication of creditworthiness and to determine whether the applicant has adequate liquid assets to cover any required down payment, closing costs and prepaid interest, while maintaining a minimum cash reserve equal to the sum of three to six monthly PITI payments plus, in certain cases, the sum of three to six monthly payments of all other debt obligations included in determination of the “debt -to-income” ratio. In addition, HBMC uses information regarding the applicant’s liquid assets, together with information regarding the applicant’s debt obligations to gauge the reasonableness of the applicant’s stated income.

HBMC also evaluates the applicant’s income to determine stability, probability of continuation and adequacy to service the proposed HBMC debt payment. HBMC’s guidelines for verifying income and employment of a potential borrower are generally as follows:

•
For salaried applicants, HBMC typically requires a written verification of employment from the applicant’s employer, or a copy of the applicant’s two most recent federal tax returns, or a current pay stub and verbal verification of employment from the employer;

•	For non-salaried applicants, including self-employed applicants, HBMC requires copies of the applicant’s two most recent federal income tax returns, along with all supporting schedules; and

•	For self-employed applicants, HBMC also generally requires the submission of a signed profit and loss statement.

In determining the adequacy of the property as collateral for the loan, HBMC may obtain full or partial appraisals or it may use an automated valuation model, which is a computer generated appraisal report created using formulas based on various factors, including sales trends, title records, neighborhood analysis, tax assessments and other available information regarding the prospective mortgaged property. Each full and partial appraisal is performed by an independent appraiser that HBMC approves. The appraiser is required to inspect the property and verify that it is in good condition, and that construction or renovation, if applicable, has been completed. The appraisal report indicates a value for the property and provides information concerning marketability, the neighborhood, the property site, interior and exterior improvements and the condition of the property.

In addition to the foregoing, the approval process generally requires that the potential borrower have a total debt-service-to-income ratio, or “DTI” ratio, that typically does not exceed 45%. HBMC may raise this limit to 50% or greater, if the potential borrower demonstrates satisfactory disposable income and/or other mitigating factors are present. The DTI ratio is calculated as the ratio of the borrower’s total monthly debt obligations, including, if applicable, the interest-only payments on the proposed loan, and, in the case of most non-hybrid adjustable rate, interest-only loans, at an interest rate that is two percentage points higher than the original rate, divided by the borrower’s total monthly income. The required DTI ratio generally varies depending upon the LTV, the occupancy type and the level of documentation provided.

Exceptions. The underwriting standards described above are guidelines of general applicability. On a case-by-case basis, it may be determined that an applicant warrants an exception to these guidelines. An exception may be allowed by underwriting personnel with appropriate credit authority and only if the application reflects compensating factors, such as: a low loan-to-value ratio; stable ownership; low debt-to-income ratios; or excess cash reserves or similar mitigating circumstances.

“Streamline Refi” Program.    A borrower with a mortgage loan originated by HBMC on or after January 1, 2003 may be eligible for HBMC’s “streamline refi” program to change the interest rate or the term of the mortgage loan. Provided such a borrower is current in his or her mortgage payment obligations and has not been 30 or more days delinquent within the previous 24 months with respect to any mortgage loan, HBMC may permit a refinancing of one or more of the borrower’s mortgage loans that were originated by HBMC to a current market interest rate with a simplified application process so long as the borrower has a credit score of 660 or greater for mortgage loans having a loan-to-value Ratio or combined loan-to-value ratio of less than or equal to 95% or a credit score of 680 or greater for mortgage loans having a loan-to-value ratio or combined loan-to-value ratio of greater than 95%. In addition, no judgments or other adverse public record may appear on the credit report obtained by HBMC in connection with the loan application. With respect to mortgage loans that were originated without requiring certain documentation, the mortgage loan must also be seasoned for at least 12 months prior to becoming eligible for the “streamline refi” program. The borrower may not be required to provide any verifications of current employment, income level or extent of assets. In addition, no current appraisal or indication of market value may be required with respect to the properties securing the mortgage loans which are refinanced under the “streamline refi” program. A borrower may participate in this “streamline refi” program through a refinancing of one or more of his or her existing mortgage loans by replacing any such loan with a new mortgage loan at a current market interest rate. The “streamline refi” program is for borrowers who wish to change only the interest rate and/or the term of their mortgage loan and is not available to borrowers who wish to cash out a portion of the equity in their property. The related term sheet will disclose the percentage of mortgage loans that were originated under the “streamline refi” program included in the trust. To the extent that borrowers become eligible for the “streamline refi” program after their mortgage loans are included in the Trust, such mortgage loans may be refinanced under such program.

  HomeBanc Mortgage Corporation

The information set forth in the section below has been provided by HBMC.

Prior to December 2003, HBMC did not retain the servicing for any of the mortgage loans that it sold. Commencing in December 2003, HBMC began retaining servicing for a portion of its interest-only, adjustable rate mortgage loans and a limited number of Fannie Mae mortgage loans. In addition, since 2001 HBMC generally has serviced loans that are the subject of securitized transactions for up to 30 days after the loans are securitized. HBMC implemented an interim servicing platform in July 2001 to support its conforming mortgage loan securitization sales, which included licensing of comprehensive third party mortgage loan servicing software. In 2002, HBMC commenced preparation to transition from interim servicing to “life-of-loan” servicing, which included hiring additional experienced management and line staff and licensing additional third party mortgage accounting software. Although HBMC has limited life-of-loan servicing experience as an organization, the current servicing team as of June 30, 2006 has 38 full-time associates, including 4 managers, each of whom has at least 15 years of mortgage servicing experience. HomeBanc Corp. and HBMC began servicing securitized mortgage loans of the type included in the their securitization transactions in 2004. As of December 31, 2004, December 31, 2005, March 30, 2006 and June 30, 2006, HBMC provided servicing for mortgage loans with an aggregate principal balance of approximately $3.575 billion, $6.724 billion, $7.073 billion, and $6.904 billion respectively, the majority of which were being serviced for securitization transaction.

Delinquency and Foreclosure Experience

The following table sets forth the delinquency and foreclosure experience of first and second lien adjustable rate residential mortgage loans originated by and serviced by HBMC on behalf of securitization trusts and third parties for whom HBMC is servicing similar mortgage loan products, as of the dates indicated. There can be no assurance, and no representation is made, that the delinquency and foreclosure experience with respect to the mortgage loans will be similar to that reflected in the table below, nor is any representation made as to the rate at which losses may be experienced on liquidation of defaulted mortgage loans. In addition, because the delinquency and foreclosure experience of the mortgage loans in the table below only reflects such experience as of the end of the previous six calendar quarters, such data may not reflective of the delinquency and foreclosure experience of the mortgage loans to be expected over an extended period of time. Accordingly, the information should not be considered to reflect the credit quality of the mortgage loans, or as a basis for assessing the likelihood, amount or severity of losses on the mortgage loans.

Due to its recent formation and its limited life-of-loan servicing activities since December 2003, the Servicer does not have meaningful historical servicing data.

The actual loss and delinquency experience on the mortgage loans will depend, among other things, upon the value of the real estate securing such mortgage loans, interest rates, economic conditions and the ability of borrowers to make required payments.

HomeBanc Mortgage Corporation

Delinquencies and Foreclosures(1)

As of June 30, 2006
	Number of Loans	Principal Balance	Percent by Principal Balance	Percent by Number of Loans
Current Loans	30,920	$6,214,262,896	97.67%	97.53%
Period of Delinquency(2)
30 to 59 days	560	$107,569,208	1.69%	1.77%
60 to 89 days	94	$17,872,902	0.28%	0.30%
90 days or more	68	$12,800,336	0.20%	0.21%
Foreclosures/ Bankruptcies(3)	58	$5,887,695	0.09%	0.12%
Real Estate Owned	12	$4,425,092	0.07%	0.08%
Total Portfolio	32,734	$6,362,818,129	100.00%	100.00%
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(1)  The table shows mortgage loans which were delinquent or for which foreclosure proceedings had been instituted as of the date indicated.
(2)  No mortgage loan is included in this table as delinquent until it is 30 days past due.
(3)  Exclusive of the number of loans and principal balance shown in the period of delinquency.